REGISTERED
RB 878 868 100 US

Native SAN & Company
Hereby Grant this Private Issue

REGISTERED
RB 878 868 100 US



Number
SANXC-B00001

Dollars
$100,000,000.00

ORIGINAL ISSUE DATE
06/20/2022

Secured Funding and Offset Bond

MATURITY DATE
06/20/2027

Pay to the Order of: **UNITED STATES TREASURY**
In Care of Trustee: **Janet Yellen or Officer Holder: Secretary of the Treasury, c/o 1500 Pennsylvania Avenue, N.W. Room 3413 Washington, D.C. 20220**

Routing Information: Through Private Discharging and Indemnity Bond No. SANXC-IBN00001 (Registered No. **RB 878 868 232 US** on deposit with United States Department of the Treasury,
(Securitization Bond) held and secured by Janet Yellen d/b/a Secretary, issued by **ferguson el**, noble Private Offset Account. **579-11-5426 / F97699758.**
This Security Funding Bond shall be entered as an asset to the United States Department of the Treasury under the terms herein in the amount of

---- ONE HUNDRED MILLION DOLLARS ----

*KNOW ALL MEN BY THESE PRESENTS, to facilitate lawful commerce in the absence of substance backed currency in circulation. Janet Yellen or agents thereof (collectively "Secretary") shall upon receipt of this Secured Funding and Offset Bond post the full-face value of the Bond as an asset to the benefit of the United States Department of the Treasury to be used specifically in the manner described hereunder. This Bond has been authorized and issued pursuant to the full faith and credit of the grantor, **ferguson el, noble** and certain guarantors listed on the Private issue Discharging and Indemnity Bond No. SANXC-IBN00001 (Registered No.* **RB 878 868 232 US** *on deposit with United States Department of Treasury.*

SATISFACTION OF LIABILITIES. *That full faith and credit is hereby pledged to this unconditional Promise to pay any aggregate amount not to exceed one half (Fifty percent) of the full face value of this Bond to be Credit/deposit in its entirety dollar for dollar through the said **Private Registered** Discharging and Indemnity Bond No. **SANXC-IBN00001 Registered** No.* **RB 878 868 232 US** *and Private Setoff Account No. **579-11-5426 / F97699758** Specified thereon any and all debts, liabilities, encumbrances, donations, deficiencies, deficits, liens, charges, fees, interest, bills, true bills, taxes, obligations of contract and/or performance, instruments of debt, and all other obligations (jointly and severally "Liabilities") attributed to the grantor, the grantor's collateral, **NOBLE FERGUSON EL**, Account No. **579-11-5426 / F97699758** and all alphanumeric derivatives thereof, and/or any other party so indicated by the grantor or the grantor's seal of acceptance noted on the instrument of liability whether such instrument of liability be express, implied, commercial, negotiable, or non-negotiable, through the date of maturity above-noted, the remainder of the Bond to inure and accrue to the benefit of the United States Department of the Treasury until maturity.*

ORDER OF THE BOND. *Upon presentment of any such instrument of liability bearing the grantor's seal of acceptance and/or referencing this Bond and by end of business same day at the offices of the United States Department of the Treasury any and all such Liabilities in an aggregate amount of the full-face value of this Bond through the said private issue Discharging and Indemnity Bond No. **SANXC-IBN00001** (Registered No.* **RB 878 868 232 US**) *and Private Setoff Account No. **579-11-5426 / F97699758** specified thereon.*

SECURITY. ***ferguson el, noble*** *does hereby declare that private issue Discharging and Indemnity Bond No. **SANXC-IBN00001** (Registered No.* **RB 878 868 232 US** *has been deposited with the United States Department of the Treasury by **Native SAN & Company** on or about **05/21/2022** as security for this **Secured Funding and Offset Bond.***

DISHONOR OF THE BOND. *The Secretary shall have thirty (30) days from the date of presentment noted on United States Postal Service Form 3811 to dishonor the Bond by returning it to the grantor by registered mail at the location noted herein. Failure to return will stipulate the Secretary's honorable acceptance of the Bond on behalf of the United States and its cohorts.*

MATURITY. *Upon maturity, the Secretary shall mark this Bond cancelled and return this Bond bearing the marks of cancelled to the grantor's heirs by registered mail, all profits and proceeds, accruing since presentment to remain with the Secretary for the benefit and use of the United States Department of the Treasury.*

IN WITNESS WHEREOF, the Signatories to this Bond do hereby affix their respective hands and seals on this **Thirteenth** day of the **Fifth** month anno domini in the Year of Our Lord Two Thousand and Twenty-Two.

Reserving all rights.

ferguson el noble, Grantor, Secured Creditor to
Pass-Through Account 579-11-5426 / F97699758
c/o 2501 Mastin Lake Rd NW Huntsville, Alabama
near [35810] non-domestic without the United States
Void where prohibited by law.